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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

1st Century Bancshares, Inc.

(Name of Issuer)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

31943X102

(CUSIP Number)

December 31, 2008

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]  Rule 13d–1(b)

[ ]  Rule 13d–1(c)

[x]  Rule 13d–1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 31943X102	13G	PAGE 2 OF 6

1	NAMES OF REPORTING PERSONS Alan I. Rothenberg
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 965,061*
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 965,061*
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 965,061*
10	CHECK IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT SHOWN IN ROW (9) 9.5%**
12	TYPE OF REPORTING PERSON IN

*                                          The reporting person has the right to acquire 677,573 of the 965,061 shares within 60 days of the date hereof through the exercise of common stock options.

**                                    Percentage calculated on the basis of information provided by the issuer and the issuer’s transfer agent as of December 31, 2008.

CUSIP NO. 31943X102	13G	PAGE 3 OF 6

Item 1(a)                                        Name of Issuer:

1st Century Bancshares, Inc.

Item 1(b)                                       Address of Issuer's Principal Executive Offices:

1875 Century Park East

Suite 1400

Los Angeles, California 90067

Item 2(a)                                        Name of Person Filing:

Alan I. Rothenberg

Item 2(b)                                       Address of Principal Business Office or, if none, Residence:

1875 Century Park East

Suite 1400

Los Angeles, California 90067

Item 2(c)                                        Citizenship:

United States of America

Item 2(d)                                       Title of class of securities:

Common Stock, Par Value $0.01 Per Share

Item 2(e)                                       CUSIP No.:

31943X102

CUSIP NO. 31943X102	13G	PAGE 4 OF 6

Item 3.             If this statement is filed pursuant to §§240.13d–1(b) or 240.13d–2(b) or (c), check whether the person filing is a:

(a)   [  ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)   [  ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)   [  ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)   [  ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a–8).

(e)   [  ] An investment adviser in accordance with §240.13d–1(b)(1)(ii)(E);

(f)   [  ] An employee benefit plan or endowment fund in accordance with §240.13d–1(b)(1)(ii)(F);

(g)   [  ] A parent holding company or control person in accordance with §240.13d–1(b)(1)(ii)(G);

(h)   [  ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)   [  ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a–3);

(j)   [  ] Group, in accordance with §240.13d–1(b)(1)(ii)(J).

Item 4.              Ownership.

(a)                              Amount beneficially owned:

965,061*

(b)                              Percent of class:

9.5%**

(c)                              Number of shares as to which the person has:

(i)                                   Sole power to vote or to direct the vote:

965,061*

(ii)                                Shared power to vote or to direct the vote:

0

(iii)                             Sole power to dispose or to direct the disposition of:

965,061*

CUSIP NO. 31943X102	13G	PAGE 5 OF 6

(iv)  Shared power to dispose or to direct the disposition of:

0

*                                               The reporting person has the right to acquire 677,573 of the 965,061 shares within 60 days of the date hereof through the exercise of common stock options.

**                                         Percentage calculated on the basis of information provided by the issuer and the issuer’s transfer agent as of December 31, 2008.

Item 5.              Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [   ].

Item 6.              Ownership of More than Five Percent on Behalf of Another Person.

None.

Item 7.              Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.              Identification and Classification of Members of the Group.

Not applicable.

Item 9.              Notice of Dissolution of Group.

Not applicable.

Item 10.            Certifications.

Not applicable.

CUSIP NO. 31943X102	13G	PAGE 6 OF 6

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 9, 2009

/s/ Alan I. Rothenberg

(Signature)

Alan I. Rothenberg

(Name and Title)